Material Change Report

Item 1.        Reporting Issuer

Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Item 2.        Date of Material Change

May 28, 2003

Item 3.        Press Release

The Press Release was issued on May 28, 2003, through the facilities of Canada NewsWire. A copy of the Press Release, which was filed via SEDAR on May 28, 2003, is attached.

Item 4.        Summary of Material Change

Rogers Communications Inc. (the “Company”) has entered into an agreement with a syndicate of underwriters led by TD Securities Inc. and Scotia Capital Inc. for the issuance of 12,722,647 Class B Non-Voting shares (the “Shares”) at a price of C$19.65 per Share for total gross proceeds of approximately C$250 million.

The equity issue is being underwritten on a “bought deal” basis and is being made by way of a prospectus filed in all provinces of Canada and a registration statement filed in the United States, and is subject to regulatory approval.

Item 5.        Full Description of Material Change

Full details of the Material Change are provided in the Press Release, a copy of which is attached.

Item 6.        Reliance on Confidentiality Provisions of Applicable Securities Legislation

Confidentiality is not requested.

Item 7.        Omitted Information

No information has been omitted in respect to the material change.

Item 8.        Senior Officer

Bruce Mann, Vice-President, Investor Relations (416) 935-3532.

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 28th day of May, 2003.

ROGERS COMMUNICATIONS INC.

By:	/s/ David P. Miller

David P. Miller Vice President, General Counsel and Secretary